Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES NEW INVESTMENT OF $1M BY
SHAVIT CAPITAL FUND L.P.

SHAREHOLDERS APPROVE INVESTMENT OF $3.7M FROM EXISTING
SHAREHOLDERS

Kadima, Israel, August 8, 2007. Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced, that Shavit Capital Fund L.P. completed a private placement investment in the Company for an aggregate of $1 million . Pursuant to the private placement, the Shavit Capital Fund purchased 3,174,603 ordinary shares of the Company at a price per share of $0.315 and a four year warrant to purchase a further 1,587,302 ordinary shares of the Company at an exercise price per share of $0.45. The terms of the transaction were identical to the terms of the previously announced $2M private placement with a group of Israeli financial institutions which completed in June 2007. Payment of the $1M will be made by no later than August 31, 2007. The obligation to pay is unconditional.

At a general meeting of the Company’s shareholders on July 31, 2007, the previously announced $3.7M investment of certain of the Company’s existing shareholders, including Mivtach Shamir Holdings Ltd., was also approved.

Mr. David Gal, the Company’s chairman and CEO said: “The overwhelming approval of the Company’s shareholders of the investments by certain of the Company’s existing shareholders, together with yesterday’s investment of a private equity fund in the Company, brings equity investment in the Company over the last four months, to an aggregate of approximately $6.7M. These investments indicate the extent to which the investor community is confident in the future success of Elbit Vision Systems and in its new management, as well as due to EVS’s good results in the first quarter of 2007. EVS intends to continue to grow in the coming quarters and to further improve its profitability.”

About Shavit Capital Fund:

Mr. Paul Packer (founder and managing member of Globis Capital Partners), Leibler Investments Ltd. and GlenRock (Leon Recanati’s investment company), and are the founding partners of Shavit Capital Fund. The investment in EVS, represents the Fund’s first investment since its recent establishment. Shavit Capital Fund’s mandate is to invest in Pre IPO and mature public companies. The managing member of Shavit Capital Fund is Gary Leibler, who has significant equity investments experience. The Fund’s Investment Committee includes Gary Leibler, Paul Packer, Ziv Kop (managing partner of the GlenRock Group), and Jonathan Leibler (CEO of Leibler Investments Ltd.). Leon Recanati is the chairman of Shavit’s investment committee

About Elbit Vision Systems Ltd. (EVS): www.evs-sm.com

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs-sm.com

Contact:

Yaron Menashe, CFO
Phone: +972-9-8661-601 Email: yaron@evs-sm.com